Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA
                                                               5 January 2006


Dear Mr. Spirgel,

We would like to acknowledge receipt of the Securities and Exchange Commission's (the "SEC" or "Staff") comments dated 20 December 2005 on our Form 20-F for the year ended 31 March 2005. Our next filing of our Form 20-F with the SEC will be the filing for the year ended 31 March 2006, which is expected to be filed in early June 2006 and will include additional disclosures as detailed below. In this letter we are providing supplemental information for those comments that require further explanation.

The headings and page numbers below correspond to the headings set forth in the comment letter of 20 December 2005. The Staff's comments are highlighted in bold below followed by BT Group plc's (the "company", the "group" and/or "BT") responses.


    Comment 1 - Capital Resources, page 38.
    We note your disclosure that as of the balance sheet date GBP4,498 million of debt fell due for repayment in the 2006 financial year. This contributed to a negative net current asset position ("negative working capital") of GBP2,165 million as of the balance sheet date. Please tell us and disclose how a negative working capital fits into your overall business plan and how long you expect the negative working capital to continue or how you plan to effect a change to its condition. Refer to Section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations

Response 1.

Net current liabilities at 31 March 2005 totalled GBP2,165 million. This includes borrowings, of GBP4,498 million, due within 12 months of the balance sheet date. Of our other term borrowings GBP2,010 million was due between 1 and 5 years and GBP6,081 million was due in more than 5 years. Cash and short term investments of GBP4,803 million at 31 March 2005 were available to meet the borrowings due within 12 months.



The net current liabilities position is entirely consistent with our strategy, and we do not seek to change this condition. The ratio of trading current liabilities to trading current assets will continue to be high, partly due to the prompt payment period for many classes of receivables.

BT's financial position remains strong and BT is able to adequately fund its on-going activities from:

     a. strong positive cash flows: net cash inflow from operating activities was GBP5,898 million for 2005 (see page 79);

     b. our continued access to long term capital markets, supported by appropriate long term credit ratings (see page 38);

     c.   existing short term bank facilities (see page 38);

     d.   the timing of long term debt repayment obligations.

In preparing the disclosures related to Capital Resources, and the related discussions on Financing (page 36), we have taken full account of the comments in Section IV to the Commission's Interpretive Release. Based on these disclosures we believe the cash flow and negative working capital position is adequately disclosed. In preparing the 2006 Form 20-F we shall continue to ensure that we take full account of Section IV and make appropriate disclosure of our working capital position.



     Comment 2 - Refer to your balance sheets on page 80. We note that the presentation of certain current assets and liabilities under UK GAAP differs from US GAAP. Examples include debtors falling due after more than one year and the current portion of unrecorded liabilities for pensions and derivative financial instruments. We also note your section "Glossary of terms and US equivalents" on page 140. Please present balance sheets under US GAAP or indicate the amount of each material variation between an amount of a line item appearing in your balance sheet and the amount determined under US GAAP and regulation S-X. Refer to instructions to item 17(c)(2)(ii) and item 18 of the Form 20-F.

Response 2.

In  preparing  the  2005  Form  20-F  we  reviewed  the   instructions  to  item
17(c)(2)(ii) and have made disclosures of certain material variations in balance sheet line items determined under US GAAP in the 2005 Form 20-F as follows:

     a. An intangible asset of GBP55 million under FAS 87 paragraph 37 would be separately recognised from provisions for retirement obligations (see page 118).
     b. The current portion of pension obligations of GBP459 million would be shown as a current liability (see page 119).
     c. Deferred tax assets of GBP2,221 million would be shown as an asset, separately from deferred tax liabilities (see note (j) page 115).
     d. Cash and cash equivalents would be increased by GBP1,106 million and short term investments correspondingly decreased in respect of short term investments with original maturities of three months or less (see page 117).

In response to the Staff's comment, for our 2006 Form 20-F we will expand and bring these disclosures together under the heading "US GAAP balance sheet reclassifications".

We draw attention to the fact that the line item "debtors: falling due after more than one year" of GBP1,118 million in the UK GAAP balance sheet refers to the pension fund prepayment as disclosed in note 20 on page 94. This item is a quantifiable reconciling difference between SSAP 24 and FAS 87 as disclosed on page 116 and is not a reclassification item.

      Comment 3 - Please provide a separate presentation of other comprehensive income and its components under US GAAP. We note your section "Glossary of terms and US equivalents" on page 140.

Response 3.

BT believes that a separate presentation of other comprehensive income and its components is not required for a UK company applying FRS 3. We note the following extract from the Division of Corporation Finance International Reporting and Disclosure Issues of October 1, 2003:

        FASB Statement 130 - Comprehensive Income
        A Statement of Total Recognized Gains and Losses prepared under UK GAAP in accordance with FRS 3 is regarded as being consistent with FAS 130.

Please refer to the Group statement of total recognised gains and losses prepared under UK GAAP on page 78.


      Comment 4 - To help understand the changes in stockholders' equity under US GAAP you are encouraged to include a roll forward of stockholders' equity under US GAAP. Additionally disclose the number of shares authorized, issued and in the treasury, as appropriate.

Response 4.

BT notes the Staff's comment and will consider including a roll forward of stockholders' equity in the 2006 Form 20-F. BT believes that the reconciliation of movement in shareholders' funds on page 96 and the reconciliation of shareholders' equity under US GAAP on page 116 adequately explain the changes under US GAAP.

The numbers of shares authorised, issued and in the treasury are disclosed in note 34 on page 111.




BT acknowledges that:
     o The company is responsible for the adequacy and accuracy of the disclosure in the filings
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings
     o The company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at + 44 20 7356 5511 or John Wroe, Director Group Financial Control, Tax and Treasury, at + 44 20 7356 4963 if you have any questions regarding this submission. Also note the correct fax number for the Group Finance Director is +44 20 7356 5731.



Yours sincerely,


Hanif Lalani
Group Finance Director

Copies to:

   BT Group plc
   John Wroe
   Glyn Parry

   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement and audit partner)
   David L. Charles (SECPS reviewer)
   Michael Liesmann (National office)